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March 12, 2021

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Simply Good Foods Co
Form 10-K for the fiscal year ended August 29, 2020
Filed October 28, 2020
File No. 1-38115

Ladies and Gentlemen:

This letter sets forth the response of The Simply Good Foods Company (the “Company,” “we” and “our”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated March 1, 2021 with respect to the above-referenced Annual Report on Form 10-K (File No. 1-38115) (the "Annual Report").

The text of the Staff's comment has been included in this letter for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. For your convenience, we have also set forth our response to the comment immediately below the numbered comment.

Form 10-K for the fiscal year ended August 29, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of Adjusted Diluted Earnings Per Share, page 40

1.Staff’s comment: We note your presentation of the non-GAAP adjustments you use to calculate the non-GAAP financial measure, Adjusted Diluted Earnings Per Share. It appears to us that presenting your adjustments, net of tax, is not consistent with the response to Question 102.11 in the updated Compliance and Disclosure Interpretations (April 4, 2018). Please revise your non-GAAP presentations in all filings accordingly and include disclosures to explain how the tax impact for adjustments is calculated.

Response:

In response to the Staff’s comment, after further review of the applicable Compliance and Disclosure Interpretations referenced above, the Company respectfully acknowledges the Staff's comment and confirms that, in future filings, it will revise its presentation and disclosures regarding the non-GAAP adjustments used to calculate the non-GAAP financial measure, Adjusted Diluted Earnings Per Share (to the extent such non-GAAP financial measure is included in a future filing), to both (i) show the income tax effect as a separate adjustment and (ii) enhance its disclosures to explain how the tax impact for the adjustments is calculated.

In addition, the Company will enhance its disclosure in future filings of how the tax impact of the non-GAAP adjustments to Adjusted Diluted Earnings Per Share is calculated by including the following explanation:

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1225 17th Street, Suite 1000, Denver, Colorado 80202

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"The tax effect of such adjustments to Adjusted Diluted Earnings Per Share is calculated by applying an overall assumed statutory tax rate to each gross adjustment as shown in the reconciliation to Adjusted EBITDA, as previously defined. The assumed statutory tax rate reflects a normalized effective tax rate estimated based on assumptions regarding the Company's statutory and effective tax rate for each respective reporting period, including the current and deferred tax effects of each adjustment, and is adjusted for the effects of tax reform, if any. The Company consistently applies the overall assumed statutory tax rate to periods throughout each fiscal year and reassesses the overall assumed statutory rate on annual basis."

Additionally, for illustrative purposes, the Company has revised the disclosure of its Reconciliation of Adjusted Diluted Earnings Per Share as included in the Annual Report to demonstrate the proposed presentation with appropriate modifications and disclosures of the overall assumed statutory tax rate for the applicable reporting periods:

	52-Weeks Ended	53-Weeks Ended	52-Weeks Ended
Adjusted Diluted Earnings Per Share Reconciliation:	August 29, 2020	August 31, 2019	August 25, 2018
Diluted earnings per share	$0.35	$0.56	$0.96

Depreciation and amortization	0.16	0.09	0.10
Business transaction costs	0.28	0.08	0.03
Stock-based compensation expense	0.08	0.06	0.05
Inventory step-up	0.08	—	—
Integration of Quest	0.11	—	—
Restructuring	0.06	—	0.01
Non-core legal costs	0.01	0.06	0.02
Loss (gain) in fair value change of contingent consideration - TRA liability	—	0.01	(0.04)
Gain on settlement of TRA liability	—	(0.02)	—
Other (1)	(0.01)	0.01	—
Tax effects of adjustments (3)	(0.20)	(0.08)	(0.05)
Tax Cuts and Jobs Act tax benefit	—	—	(0.42)
Rounding (2)	(0.01)	—	0.01
Adjusted diluted earnings per share	$0.91	$0.77	$0.67
(1) Other items consist principally of exchange impact of foreign currency transactions, frozen licensing media and other expenses.
(2) Adjusted Diluted Earnings Per Share amounts are computed independently for each quarter. Therefore, the sum of the quarterly Adjusted Diluted Earnings Per Share amounts may not equal the year to date Adjusted Diluted Earnings Per Share amounts due to rounding.
(3) This line item reflects the aggregate tax effect of all non-tax adjustments reflected in the preceding line items of the table. The tax effect of each adjustment is computed (i) by dividing the gross amount of the adjustment, as shown in the Adjusted EBITDA reconciliation, by the number of diluted weighted average shares outstanding for the applicable fiscal period and (ii) applying an overall assumed statutory tax rate of 26%.

Liquidity and Capital Resources
Cash Flows, page 40

2.Staff’s comment: We note your reference to changes in working capital impacting cash flows provided by operating activities. Please expand your disclosures to discuss and quantify the specific factors that contributed to material changes in operating cash flows during the periods presented. The disclosure should also discuss the underlying reasons for changes in working capital items that affect operating cash flows. See the guidance in Section IV.B.1 of SEC Release 33-8350.

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Response:

In response to the Staff's comment, the Company respectfully acknowledges the Staff's comment and has reviewed its Liquidity and Capital Resources disclosure related to material changes in operating cash flows for fiscal 2020 as compared to fiscal 2019. In future filings, the Company will enhance its discussion of material changes in operating cash flows by incorporating quantitative amounts and expanding on its disclosures of underlying factors contributing to the changes.

For illustrative purposes, set forth below is an expanded discussion of the disclosure included in the Annual Report, which demonstrates how the Company will quantify the specific factors contributing to material changes in operating cash flows and clarify the underlying reasons for changes in working capital items primarily by incorporating amounts and discussions as disclosed in other sections of the Annual Report.

"Our net cash provided by operating activities decreased $14.1 million to $58.9 million for the fifty-two week period ended August 29, 2020 compared to $73.0 million for the fifty-three week period ended August 31, 2019. The decrease in cash provided by operating activities was primarily driven by the Acquisition of Quest, including cash outlays and changes in working capital related to significant business transaction costs of $27.1 million, integration costs of $10.7 million, restructuring costs of $5.5 million, and increased cash paid for interest on outstanding term loan balances of $18.9 million in the fifty-two week period ended August 29, 2020 compared to the fifty-three week period ended August 31, 2019. The decrease was partially offset by increased operating cash generated by the Acquisition of Quest of approximately $49.0 million."

Critical Accounting Policies, Judgements and Estimates
Goodwill and Other Intangibles, page 45

3.Staff’s comment: We note that you performed a quantitative assessment of goodwill in fiscal 2020 and determined that goodwill was not impaired. Please identify the reporting units that have goodwill and, to the extent any reporting units are at risk of impairment, disclose the percentage by which the estimated fair value exceeded the carrying value as of the most recent test date and describe any potential events and/or changes in circumstances, such as the recent pandemic, that could reasonably be expected to negatively affect any key fair value assumptions. If you have determined that the estimated fair values of your reporting units substantially exceed their carrying values, please disclose that determination. Refer to Section V of SEC Release 33-8350.

Response:

The Company performed its goodwill impairment assessment for each reporting unit that had goodwill, which consisted of both of the Company's operating segments, Atkins and Quest. For fiscal 2020, the Company elected to bypass the qualitative assessment and proceed directly to performing the first step of the quantitative goodwill impairment assessment per ASC 350-20-35-3B out of an abundance of caution given the recent macroeconomic conditions related to the COVID-19 pandemic.

The Company performed the first step of the quantitative goodwill impairment assessment by comparing the fair value of each of the Company's reporting units to its carrying amount, including goodwill in accordance with ASC 350-20-35-4 through -7. The estimated fair values of the Atkins and Quest reporting units substantially exceeded their carrying values. Therefore, the Company determined neither reporting unit was impaired nor was there a material risk for future possible impairments as of the date of the assessment.

In future filings, the Company will more clearly disclose the results of its goodwill impairment assessments by reporting unit (i) when its reporting units are not at risk of impairment or (ii) when its reporting units' fair values substantially exceed their carrying value after performance of the first step.

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4.Staff’s comment: Your disclosures indicate that you recorded a $3 million impairment charge related to your SimplyProtein brand intangible asset as a result of your Fiscal 2020 impairment testing. Based on your remaining goodwill and intangible balances, it appears future impairments could be material to your results of operations. Please disclose and discuss the risks associated with possible future impairments and the material assumptions underlying your impairment analyses.

Response:

In response to the Staff's comment, as discussed above, the Company determined based on the results of its goodwill impairment assessment that goodwill was neither impaired nor was there a material risk for future possible goodwill impairments as of the date of the assessment.

The $3.0 million impairment related to the SimplyProtein indefinite-lived brand intangible in fiscal 2020 was determined by a quantitative assessment triggered by indicators of impairment, including but not limited to an offer to sell the SimplyProtein brand, that occurred during the fourth fiscal quarter of 2020. For the Company's indefinite-lived brand and trademark intangible related to its Quest brand, the Company elected to qualitatively assess the indefinite-lived intangible for impairment for fiscal 2020. The qualitative assessment performed in accordance with ASC 350-30-35-18 through -18F indicated that it was not more likely than not that the Quest brand and trademark indefinite-lived intangible’s fair value was less than its carrying amount, and as a result the Company did not perform a quantitative assessment. For the Company’s indefinite-lived brand and trademark intangible related to its Atkins brand, the Company elected to bypass the qualitative assessment and proceed directly to performing the quantitative impairment assessment per ASC 350-30-35-19. The estimated fair value of the Atkins brand and trademark indefinite-lived intangible substantially exceeded its carrying value.

As a result of the impairment assessments performed on the indefinite-lived intangibles discussed above, the Company determined that there was no impairment identified in fiscal 2020 with the exception of the $3.0 million impairment related to the SimplyProtein brand. Additionally, the Company had not identified indicators of impairment related to its finite-lived intangible assets, which are tested for impairment when events or circumstances indicated that the carrying amount may not be recoverable in accordance with ASC 350-30-35-14. Therefore, the Company determined that there was no material risk for future possible intangible impairments as of the date of the assessment.

As disclosed in the Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies, Judgements and Estimates within the Annual Report, the material inputs and assumptions underlying the Company's goodwill and intangible impairment analyses are based on operational forecasts derived from expectations of future operating performance, which require considerable management judgment regarding matters that are uncertain and susceptible to change.

Consolidated Financial Statements
17. Segment and Customer Information, page 78

5.Staff’s comment: Please provide the revenue and long-lived asset disclosures required by ASC 280-10-50-41 for each material country.

Response:

The Company respectfully advises the Staff that it believes its current disclosures comply with the ASC 280-10-50-41, which requires that public companies disclose their revenues attributed to and long-lived assets located in the company's country of domicile and all foreign countries in total. If a Company derives a material amount of revenue from an individual foreign country or has a material amount of long-lived assets located in an individual foreign country, the revenues and assets must be separately disclosed.

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The Company disaggregates its net sales and long-lived assets into the following geographic areas: North America and International. Within the North America geographic area, the Company aggregates the revenue and long-lived assets related to the United States, the Company's country of domicile, and Canada. For fiscal 2020, 2019, and 2018, net sales originating in Canada represented approximately between 1% to 3% of the Company's total net sales. Similarly, long-lived assets located in Canada represented less than 1% of the Company's total long-lived assets as of the end of fiscal 2020 and 2019. Given the immateriality of the net sales and long-lived assets attributable to Canada in comparison to the Company overall as well to the Company's operations within United States, the Company aggregated the United States and Canada into one geographic area, North America, to align with how the Company's management operates and views the business.

The Company's International geographic area consists of multiple countries, including but not limited to Australia, New Zealand, and the Netherlands. For fiscal 2020, 2019, and 2018, net sales originating from all foreign countries within the Company's International geographic area ranged from approximately 3% to 6% of the Company's total net sales. Long-lived assets located in the International geographic area represented less than 1% of the Company's total long-lived assets as of the end of fiscal 2020 and 2019. Given the immateriality of the International geographic area's net sales and long-lived assets to the Company overall, the Company determined that there was not an individually material foreign country that would necessitate the additional disclosures required by ASC 280-10-50-41.

Based on the above, the Company respectfully submits that current disclosure within the Annual Report complies with ASC 280-10-50-41 in all material respects as permitted by ASC 105-10-05-6.

In future filings, however, the Company will enhance its disclosures to clarify that (i) the North America geographic area consists of revenue and long-lived assets substantially related to the United States and (ii) there is no individual foreign country to which more than 10% of Company's revenue is attributed, in which more than 10% of the Company's long-lived assets are located or that is otherwise deemed individually material.

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    If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 633-2840. Thank you again for your time and consideration.

Sincerely,

/s/ Todd. E. Cunfer
Todd E. Cunfer, Chief Financial Officer